Enstar Group Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor, 18 Queen Street
Hamilton HM JX, Bermuda
October 16, 2009
VIA EDGAR
Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Re:	Enstar Group Limited
Form 10-K for the Period Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed on April 30, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
File No. 001-33289
Dear Mr. Rosenberg:
Enstar Group Limited (the “Company” or “we”) has considered carefully each of the comments in your letter dated September 17, 2009, and on behalf of the Company, I respectfully provide the Company’s responses to your comments below. For your convenience, the text of each comment is reproduced below before the applicable response.
Comment 1:
Form 10-K for the Period Ended December 31, 2008
Item 1- Business
Investment Committee and Investment Manager, page 23
1.	Please provide additional information about your investment committee, including its composition, the number of times it met in the last fiscal year and any major decisions it reached over the previous twelve months. Please also specify the total fees paid to the banks you retain as investment managers while acting in that capacity. If you have existing agreements with any of these banks, please state such in your disclosure and exhibit them to your filing if they are material.
Response:
The Company’s investment committee was comprised, as of December 31, 2008, of John J. Oros, our Executive Chairman and a member of our Board of Directors, and Richard J. Harris, our Chief Financial Officer. The investment committee met four times during the year ended December 31, 2008 in conjunction with the Company’s regularly scheduled Board of Directors meetings. The committee made the following major decisions during the year: (i) appointed new investment managers for two of our recently acquired companies, AMP Limited’s Australian-based closed reinsurance and insurance operations (“Gordian”) and Unionamerica Holdings Limited (“Unionamerica”), and (ii) ensured that the investment portfolio of each entity we acquired during the year met our investment criteria in regards to duration and ratings. In February 2009, our Board of Directors appointed Robert J. Campbell, a member of our Board of Directors, to serve as Chairman of the Investment Committee, and re-appointed Messrs. Oros and Harris as members of the committee.

Jim B. Rosenberg
October 16, 2009

As stated in “Item 1. Business — Investments” on page 23 of our Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”), we generally follow a conservative investment strategy designed to emphasize the preservation of our invested assets and provide sufficient liquidity for the prompt payment of claims and settlement of commutation payments. Our investment portfolio consists primarily of investment grade-rated, liquid, fixed-maturity securities of short-to-medium duration and mutual funds. As of December 31, 2008, 95.1% of our total investment portfolio consisted of investment grade-rated securities. In addition, as of December 31, 2008, only 8.8% of our investment portfolio was classified as Level 3 for purposes of FAS 157, “Fair Value Measurements.” Given our investment objectives, the composition of our current investment portfolio, and our business strategy to acquire insurance and reinsurance companies in run-off, our investment committee’s efforts tend to be focused on the structural issues surrounding acquired portfolios. While the investment committee does review the ongoing performance of our investment portfolio, we have not experienced significant widespread liquidity or pricing issues with our portfolio that would require meaningful review by the committee.
The total fees we paid to our investment managers for the year ended December 31, 2008 were $1.7 million, including approximately $0.8 million to our largest single investment manager. We have investment management agreements with all of our managers, however, none of them are material to our Company and therefore we have not included them as exhibits to our periodic filings.
Comment 2:
Item1A — Risk Factors, page 42
“If we fail to comply with applicable insurance laws and regulations . . . .” page 46
2.	Please include in this risk factor information relating to the failure of some of your U.S. Insurers to maintain minimum risk-based capital levels, as disclosed on page 46. Please specify which companies are affected, the regulatory sanction imposed on them, if any, and what remedial measures you have undertaken.
Response:
None of our U.S. Insurers that are consolidated for financial reporting purposes had failed to maintain required minimum risk-based capital levels as of December 31, 2008. The reference in “Item 1. Business — Regulation — United States” on page 38 of our 2008 Form 10-K was included because one U.S. insurance company in which we have a noncontrolling interest was not in compliance with its minimum risk-based capital levels as of December 31, 2008. We account for our investment in this company using the equity basis, as described in Note 2 “Investment in Partly Owned Companies” to our Consolidated Financial Statements in the 2008 Form 10-K. We assigned a value to this investment of zero at December 31, 2008 (and continue to value the investment at zero), so we do not consider this company’s failure to satisfy required minimum risk-based capital levels to be material to us. Further, the actions taken by this company’s principal regulator have been taken pursuant to a confidential supervision order that is designed to facilitate an orderly process that ultimately benefits this company’s policyholders. Given that order and the immaterial nature of this particular entity to our business, we have chosen not to identify it by name or to discuss the particular regulatory action taken to date and related remedial measures. In future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”), we will revise the language on page 38 to clarify that we do not believe the failure of this company to satisfy applicable minimum risk-based capital requirements presents any meaningful risk to our Company. The proposed disclosure is set forth as Exhibit A to this response letter.
We expect to continue to include the risk factor referred to in your comment on page 46 in future filings because our business involves the acquisition of insurance and reinsurance companies in run-off. It is not unusual for companies in run-off to fail to comply with applicable regulatory requirements, including minimum risk-based capital requirements. In fact, some of the companies we acquire may not be in compliance with these requirements on the date we acquire them. We will continue to evaluate which of our companies are not in compliance with applicable regulatory requirements at the end of each reporting period and, if we consider such non-compliance to be material to our Company, we will include specific disclosure regarding the circumstances of those cases in our periodic filings.

Jim B. Rosenberg
October 16, 2009

Comment 3:
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 90
3.	Revise the table of contractual obligations to include interest expense on debt.
Response:
In future filings, beginning with our 2009 Form 10-K, we will include in our Aggregate Contractual Obligations table the interest expense on our debt. The proposed disclosure is set forth as Exhibit B to this response letter.
Comment 4:
6. Reinsurance Balances Receivable, page 128
4.	Please revise to disclose the reason for the significant increase in your allowance for uncollectable reinsurance recoverable in 2008. Furthermore, revise to disclose the reason for the disproportional decrease in the unpaid losses that are recoverable from reinsurers in 2008.
Response:
Our allowance for uncollectable reinsurance recoverables increased significantly in 2008 as a result of a corresponding significant increase in our reinsurance recoverables resulting from the completion, in the year, of eight acquisitions and our entering into four reinsurance-to-close transactions. The disproportional decrease in the unpaid losses that are recoverable from reinsurers in 2008 was primarily the result of the commutation of an aggregate stop loss protection reinsurance policy, which resulted in a $205.4 million decrease in incurred but not reported losses recoverable, but a $190.0 million increase in paid losses recoverable. In light of your comment, we will clarify the movement in both line items in future filings, beginning with the 2009 Form 10-K. We have considered the impact of the resulting revised disclosure and concluded that it would be appropriate to include it on page 91 of the 2008 Form 10-K as part of “Item 7. Management’s Discussion and Analysis,” rather than in the notes to our financial statements. The proposed disclosure is set forth as Exhibit C to this response letter.
Comment 5:
Consolidated Financial Statements
Statement of Cash Flows, page 104
5.	Revise MD&A to disclose why cash provided by net movement in trading securities represented 132% of cash provided by operating activities in 2008. Revise the similar results for 2007 and 2006. Clarify your current disclosure for 2008 “This increase in cash flows was attributable to net assets assumed on retroactive reinsurance contracts and purchases of trading security investments held by us...” to explain how these factors each caused an increase in cash flows.
Response:
In future filings, beginning with the 2009 Form 10-K, we will include the proposed disclosure set forth as Exhibit D to this response letter in response to your comment.
In regards to our current disclosure on page 91 of our 2008 Form 10-K, our statement “... purchases of trading security investments ...” should have instead stated “sales of trading security investments.” This revision is included in the proposed disclosure set forth as Exhibit D to this response letter.

Jim B. Rosenberg
October 16, 2009

Comment 6:
6.	You report the movement of trading securities net in the statement of cash flows. Tell us why you believe this net presentation complies with FAS 95. You reported trading securities gross in your 2006 Form 10-K. Tell us why you changed to a net presentation. Also disclose your accounting policy for identifying a security as a trading security versus an available for sale security. In this regard, refer to paragraph 12 of FAS 115.
Response:
Approximately 99% of the fair value of our “fixed maturities — trading” as at December 31, 2008 related to the securities held by Inter-Ocean Holdings Ltd. (“Inter-Ocean”). In February 2007, the date we acquired Inter-Ocean, we classified all of its fixed maturity investments as trading securities. Our policy is that only securities actively traded by our investment managers are designated as “trading” securities. Inter-Ocean has retrocessional arrangements in place that provide for full reinsurance of all risks assumed. Any movement, cash or otherwise, associated with these retrocessional arrangements has no impact on our operations.
Upon our acquiring Inter-Ocean, the investments securing these retrocessional arrangements were classified as trading securities as the account is actively traded by Inter-Ocean’s investment manager. In addition, any and all investment decisions are made directly by, and communicated by, the retrocessionaire. We do not have any control over the management of the investments of Inter-Ocean. As we deposit account the retrocessional arrangements of Inter-Ocean there is no impact on our shareholders’ equity.
As we are deposit accounting the retrocessional arrangements of Inter-Ocean, we made the determination that, in accordance with paragraph 12 of FAS 95, showing the movement in trading securities on a net basis would be more informative for the readers of our filings to understand our operating activities. As a result, we revised our 2006 comparative numbers on page 87 of our Annual Report on Form 10-K for the year ended December 31, 2007 and page 104 of our 2008 Form 10-K.
We categorize all other securities as “held-to-maturity” except for those classified as “available-for-sale.” When we complete an acquisition, we initially classify the fixed maturity investments as “available for sale” until a full assessment of those investments is completed. Once this assessment is completed, we reclassify those acquired fixed maturity investments that meet our investment criteria in terms of maturity and ratings as “held to maturity.” Those that do not meet our investment criteria remain designated as “available for sale” and are then sold in the near term. We believe this policy conforms to paragraph 12 of FAS 115.

Jim B. Rosenberg
October 16, 2009

Comment 7:
7.	Provide us a reconciliation of cash provided by the net movement of trading securities for the year ended December 31, 2006 in the statement of cash flows to the changes in the balance sheet captions for trading securities. Provide the same reconciliation for the amounts presented in the June 30, 2009 cash flow statement.
Response:
We have assumed your comment was intended to refer to the year ended December 31, 2008 instead of 2006, and our response is based on that assumption. Set forth below is the requested reconciliation of cash provided by the net movement of trading securities for the year ended December 31, 2008 in the statement of cash flows to the changes in the balance sheet captions for trading securities:

	2008 - Cash Flow Statement	2008 - Balance Sheet
		Movement in
	Cash Provided by Net	Fixed Maturities,
	Movement in Trading	Trading, at Fair
	Securities	Value
Balance as at December 31, 2007		$323,623
Balance as at December 31, 2008		115,846

Movement in 2008	$(207,132)	(207,777)

Reconciliation of 2008 Movements:
PURCHASES	205,947	205,947
SALES	(353,223)	(353,223)
MATURITIES	(49,669)	(49,669)
REDEMPTION	(7,113)	(7,113)
CALL	(3,031)	(3,031)
MARK-TO-MARKET ADJUSTMENT	558	558
AMORTIZATION/PAYDOWNS	(596)	(596)
OTHER	(5)	(5)

Movement through cash flow line “Net movement in trading securities”	$(207,132)

Movement in balances through other line items in cash flows:
Realized gains and losses		(724)
Other line items		79

Total Movement in Balance Sheet		$(207,777)

Jim B. Rosenberg
October 16, 2009

Set forth below the reconciliation of cash provided by the net movement of trading securities for the three months ended June 30, 2009 in the statement of cash flows to the changes in the balance sheet captions for trading securities:

	2009 - Cash Flow
	Statement	2009 - Balance Sheet
	Cash Provided by Net	Movement in
	Movement in Trading	Fixed Maturities,
	Securities	Trading, at Fair Value
Balance as at December 31, 2008		$115,846
Balance as at June 30, 2009		101,607

Movement in 2008	$(14,159)	(14,239)

Reconciliation of 2009 Movements:
PURCHASES	46,721	46,721
SALES	(37,378)	(37,378)
MATURITIES	(20,350)	(20,350)
REDEMPTION	(103)	(103)
MARK-TO-MARKET ADJUSTMENT	(2,980)	(2,980)
AMORTIZATION/PAYDOWNS	(69)	(69)

Movement through cash flow line “Net movement in trading securities”	$(14,159)

Movement in balances through other line items in cash flows:
Realized gains and losses		(70)
Other line items		(11)

Total Movement in Balance Sheet		$(14,239)

Jim B. Rosenberg
October 16, 2009

Comment 8:
3. Acquisitions 2008, page 115
8.	Please revise your disclosure to provide the following information as required under paragraph 51 of SFAS 141:
a.	The period for which the results of operations of the acquired entity are included in the income statement of the combined entity;

b.	Identify the acquisitions and the reasons for which the purchase price allocation has not been finalized; and,

c.	Identify the acquisitions for which the purchase price allocation was adjusted during the periods presented and the amount of adjustments.
Response:
a.	In Note 2 “Significant Accounting Policies — Basis of consolidation” on page 105 of our 2008 Form 10-K, we state, “Results of operations for subsidiaries acquired are included from the dates of their acquisition by the Company.” In Note 3 “Acquisitions,” beginning on page 106 of our 2008 Form 10-K, we provide the date we completed each acquisition, or in the case of Shelbourne, the date we entered into the reinsurance-to-close agreements. We believe this disclosure adhered to the requirements set out in paragraph 51(c) of SFAS 141.

Beginning with our Quarterly Report on Form 10-Q for the three months ended June 30, 2009 (the “Second Quarter Form 10-Q”), following the adoption of SFAS 141R, we provided disclosure of the period for which the results of operations of the acquired entity are included in our combined income statement in Note 2 “Acquisitions,” on page 9, with respect to our acquisition of Constellation Reinsurance Company Limited. In future filings, we will continue to disclose the period for which the results of operations of a newly acquired entity are included in our results.

b.	As of December 31, 2008, all of the purchase price allocations for the acquisitions completed during 2008 had been finalized. Therefore, we do not believe revisions to our disclosure are necessary.

c.	During 2008, none of the purchase price allocations for the acquisitions completed during 2008 were adjusted. Therefore, we do not believe revisions to our disclosure are necessary.
Comment 9:
9.	Please note that paragraph 54 of SFAS 141 requires individually immaterial business to be presented on an aggregate basis if it would be material in aggregate. Tell us why you provided the pro forma information only for Gordian and UAH or revise your disclosure to include all 2008 acquisitions.
Response:
During the year ended December 31, 2008, we acquired 100% of the voting shares of the following subsidiaries that were, at the time of their acquisition, determined to be individually immaterial: (i) Guildhall Insurance Company Limited; (ii) Electricity Producers Insurance Company (Bermuda) Limited; (iii) Goshawk Insurance Holdings Plc; and (iv) Capital Assurance Company Inc. and Capital Assurance Services, Inc. We determined the aggregate amount of these acquisitions to be immaterial and not to require pro forma financial information under paragraph 54 of SFAS 141. We principally evaluate the materiality of an acquisition, both individually and in aggregate, by reviewing total assets acquired compared to our total existing assets. We do not look to assess materiality based on past earnings of the acquired companies because the earnings generated by these companies, prior to our acquiring them, are not indicative of future earnings. As stated in “Item 1. Business — Company Overview and Business — Strategy”

Jim B. Rosenberg
October 16, 2009

on pages 3 to 5 of our 2008 Form 10-K, how we manage our business and derive our net earnings is generally significantly different from how these acquired companies were previously managed such that the net earnings from date of acquisition will not be comparable to the companies pre-acquisition earnings. In aggregate, the acquisitions we determined to be individually immaterial constituted approximately 10.7% and 8.6% of our total assets and liabilities, respectively, as at December 31, 2008. We have disclosed within our 2008 Form 10-K, irrespective of materiality, for all of our acquisitions completed during the year ended December 31, 2008 the fair value and purchase price allocations for these companies. The aggregate purchase prices of these acquisitions was approximately 7% of our total assets at December 31, 2008.
In addition to the acquisitions noted above, we also completed the following transactions which were excluded from the above determination, for the reasons noted:
1)	Shelbourne. In February 2008, Lloyd’s Syndicate 2008 entered into RITC agreements with four Lloyd’s Syndicates. We account for these RITC agreements as reinsurance contracts, and as a result, they are not accounted for as business acquisitions requiring pro forma financial information.

2)	Seaton and Stonewall. On June 13, 2008 we completed the acquisition of 44.4% of outstanding capital stock of Stonewall Acquisition Corporation (the parent of two Rhode Island-domiciled insurers, Stonewall Insurance Company and Seaton Insurance Company). We have, in accordance with our accounting policy for “Investments in partly owned company,” accounted for this investment on the equity basis, and as a result these companies are not considered acquired businesses requiring pro forma financial information.

3)	Hillcot Re. On October 27, 2008, we completed the acquisition of the remaining 49.9% of Hillcot Re that we previously did not own. Prior to our acquiring the balance of Hillcot Re, we were already consolidating the balance sheet and statement of earnings of Hillcot Re into our consolidated financial statements, and therefore, pro forma financial information was not required.
For the foregoing reasons, we provided pro forma information only for Gordian and Unionamerica.
Comment 10:
8. Losses and Loss Adjustment Expenses, page 130
10.	(i) Clarify in the second table on page 130 how much of the $242,104 in 2008 is a change in estimate for liabilities not settled at December 31, 2008 and how much is a change in estimate for liabilities that have been actually settled at December 31, 2008. (ii) In doing so, please also revise your disclosure to better describe the nature of the line items “Reduction in estimates of ultimate losses” and “Reduction in provisions for loss adjustment expenses” as it is not clear what the difference in these items is. (iii) Further, explain in revised disclosure how this table of components of the $242,104 relates to the components in the table on page 79 including the reason that the $174,013 net losses paid is part of the table on page 79.
Response:
i)	Isolated liabilities actually settled do not have a quantifiable impact on net reduction in loss and loss adjustment expense liabilities for a given period. We estimate Incurred But Not Reported (IBNR) reserves at the reserving category level as opposed to the individual contract level. As described in our 2008 Form 10-K in “Item 1. Business — Year Ended December 31, 2008,” on pages 13-14 and “Item 7. Management’s Discussion & Analysis of Financial Condition and Results of Operations — Financial Statement Overview — Net Reduction in Loss and Loss Adjustment Expense Liabilities,” beginning on page 63, our internal and external actuaries eliminate all prior historical loss development that relates to commuted exposures and then apply

Jim B. Rosenberg
October 16, 2009

their actuarial methodologies, including but not limited to the impact of the historical development of non-commuted claims settlements, to the remaining aggregate exposures and revised historical development information to reassess estimates of remaining ultimate liabilities. It is the combination of claims settlements, reductions in advised case reserves and the reassessment of IBNR reserves — rather than individual claims settled — that forms the aggregate reduction in ultimate loss liabilities.

We believe the disclosure in our 2008 Form 10-K on pages 13-14 and 79-80 provides the relevant information with respect to understanding the net reduction in loss and loss adjustment expense liabilities of $242.1 million for the year ended December 31, 2008, as it provides a breakdown of the reduction in ultimate loss liabilities between incurred loss development and changes in IBNR and also provides the quantum of the incurred loss development split between settled claims and changes in advised case reserves.

ii) and iii)	In future filings, we will provide a new uniform table of components that will replace the existing tables on pages 79 and 130 in response to your comment. The new table will include “net losses paid.” In addition, we will change the line item “reduction in estimates of ultimate losses” to “reduction in estimates of net ultimate losses,” and change the line item “reduction in provisions for loss adjustment expenses” to “reduction in provisions of unallocated loss adjustment expense liabilities” to clarify the nature of these items. We will include the new tables in our future filings, beginning with our Third Quarter Form 10-Q. The proposed disclosure set forth as Exhibit E.1 and Exhibit E.2 to this response letter relate to our 2008 Form 10-K and Second Quarter Form 10-Q, respectively.
Comment 11:
19. Segment Information, page 141
11.	Please tell us where you have disclosed the geographic information as required under paragraph 38 of SFAS 131 or provide a disclosure that explains that it is impracticable to make such disclosure.
Response:
Our consulting segment comprises the operations and financial results of those subsidiaries that provide management and consulting services, forensic claims inspections services and reinsurance collection services to third-party clients, as well as to our reinsurance segment, in return for management fees. We provide consulting and management services through our subsidiaries located in the United States, Bermuda and Europe to large multinational company clients with insurance and reinsurance companies and portfolios in run-off relating to risks spanning the globe. As a result, extracting and quantifying revenues attributable to certain geographic locations would be impracticable given the global nature of our business. In future filings, beginning with our Third Quarter Form 10-Q, we will include the proposed disclosure set forth as Exhibit F to this response letter.
Comment 12:
Definitive Proxy Statement on Schedule 14A filed on April 30, 2009
Compensation Discussion & Analysis, pages 23-26
12.	Please revise your disclosure to more fully explain your process in determining the bonuses paid to your Named Executive Officers as part of your Annual Incentive Plan. We note that you currently base the Annual Incentive Plan awards on individual performance, although the only performance measurement you cite is “the executive’s contribution to . . . operating results, including the performance of the areas over which each executive has primary responsibility.” No specific goals or expectations are listed, however, and each NEO received a uniform bonus totaling $1,000,000. To the extent that these performance objectives are

Jim B. Rosenberg
October 16, 2009

quantified, the discussion in your proxy statement should also be quantified. Please provide us with draft disclosure that you intend to include in next year’s proxy statement.
Response:
As we state on page 23 in the “Executive Compensation — Compensation Discussion & Analysis — Compensation Philosophy and Objectives” section of our Proxy Statement for our 2009 Annual General Meeting of Shareholders, filed with the Securities and Exchange Commission on April 30, 2009, “...we have not identified specific metrics or goals against which we measure the performance of our executive officers.” In response to your comment, we will clarify this aspect of our compensation structure. In future filings, beginning with our proxy statement for our 2010 annual general meeting scheduled to occur in May 2010 (the “2010 Proxy Statement”), we will include the proposed disclosure in paragraphs four and five of page 24 of Exhibit G to this response letter.
Comment 13:
13.	With regard to your base salary levels, we note your statement on page 24 that you take into account competitive market compensation for similar positions based upon publicly available as well as anecdotal information. We further note that the Compensation Committee increased base salaries in 2009 in recognition that these salaries had fallen below what the Committee believed were median levels for your market. Please revise your disclosure in next year’s proxy statement to specify how you acquire comparative compensation information, what peer group companies, if any, you compare your compensation to and what conclusions you reached after reviewing this information. Please provide us with draft disclosure that you intend to include in next year’s proxy statement.
Response:
In response to your comment, we will clarify this aspect of our compensation structure in future filings, beginning with our 2010 Proxy Statement, by including the proposed disclosure on page 23 and paragraphs one and two on page 24 of Exhibit G to this response letter.
Comment 14:
Form 10-Q for the Quarterly Period Ended June 30, 2009
Item 2. Management’s Discussion and Analysis of Financial Condition and Results
Liquidity and Capital Resources, page 41
14.	You state the following in MD&A “With respect to the six-month periods ended June 30, 2009 and 2008, net cash provided by our operating activities was $29.1 million and $334.3 million, respectively. The decrease in cash flows was primarily attributable to a decrease in the net assets assumed on retroactive reinsurance contracts during the six-months ended June 30, 2009.” Please revise to more fully explain the underlying reasons for the material decrease in cash provided by operating activities.
Response:
In future filings, beginning with the Third Quarter Form 10-Q, we will more fully explain the underlying reasons for material changes in cash flows, as set forth in the proposed disclosure included as Exhibit H to this response letter. We note that due to the nature of our operating activities — managing insurance and reinsurance companies in run-off — it is not unexpected to have swings in net cash provided by our operating activities from period to period. As stated in our 2008 Form 10-K in “Item 7. Management’s Discussion & Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Source of Funds,” on page 91, net operating cash flows for us, to expiry, are expected to be negative as we pay out cash in claims settlements and expenses in excess of cash generated via investment income and consulting fees.
* * * *

Jim B. Rosenberg
October 16, 2009

In connection with your comments set forth above, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to contact me at (441) 278-1445.

Sincerely,
/s/ Richard J. Harris
Richard J. Harris
Chief Financial Officer

cc:	Lisa Vanjoske (Securities and Exchange Commission)
Kei Ino (Securities and Exchange Commission)
Scot Foley, Esq. (Securities and Exchange Commission)
Robert C. Juelke, Esq. (Drinker Biddle & Reath LLP)
John Johnston (Deloitte & Touche, Hamilton, Bermuda)

Exhibit A

a condition to the approval of the acquisition, additional restrictions on the ability of the U.S. insurer to pay dividends or make other distributions for specified periods of time.

Accreditation.  The National Association of Insurance Commissioners, or the NAIC, has instituted its Financial Regulatory Standards and Accreditation Program, or FRSAP, in response to federal initiatives to regulate the business of insurance. FRSAP provides a set of standards designed to establish effective state regulation of the financial condition of insurance companies. Under FRSAP, a state must adopt certain laws and regulations, institute required regulatory practices and procedures, and have adequate personnel to enforce these laws and regulations in order to become an “accredited” state. Accredited states are not able to accept certain financial examination reports of insurers prepared solely by the regulatory agency in an unaccredited state. The respective states in which our U.S. Insurers are domiciled, except New York, are accredited states. Because the New York Insurance Department is not accredited, no other state should be required to accept its examinations, although states have generally agreed to accept the New York Insurance Department’s examinations. Still, there can be no assurance they will do so in the future if the New York Insurance Department remains unaccredited.

Insurance Regulatory Information System Ratios.  The NAIC Insurance Regulatory Information System, or IRIS, was developed by a committee of state insurance regulators and is intended primarily to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies operating in their respective states. IRIS identifies 11 industry ratios and specifies “usual values” for each ratio. Departure from the usual values of the ratios can lead to inquiries from individual state insurance commissioners regarding different aspects of an insurer’s business. Insurers that report four or more unusual values are generally targeted for regulatory review. For 2008, certain of our U.S. Insurers generated IRIS ratios that were outside of the usual ranges. Only Stonewall and Seaton have been subject to any increased regulatory review, but there is no assurance that our other U.S. Insurer will not be subject to increased scrutiny in the future.

Risk-Based Capital Requirements.  In order to enhance the regulation of insurer solvency, the NAIC adopted in December 1993 a formula and model law to implement risk-based capital requirements for property and casualty insurance companies. These risk-based capital requirements change from time to time and are designed to assess capital adequacy and to raise the level of protection that statutory surplus provides for policyholder obligations. The risk-based capital model for property and casualty insurance companies measures three major areas of risk facing property and casualty insurers:

•	underwriting, which encompasses the risk of adverse loss developments and inadequate pricing;

•	declines in asset values arising from credit risk; and

•	declines in asset values arising from investment risks.

Insurers having less statutory surplus than required by the risk-based capital calculation will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy.

Under the approved formula, an insurer’s statutory surplus is compared to its risk-based capital requirement. If this ratio is above a minimum threshold, no company or regulatory action is necessary. Below this threshold are four distinct action levels at which a regulator can intervene with increasing degrees of authority over an insurer as the ratio of surplus to risk-based capital requirement decreases. The four action levels include:

•	insurer is required to submit a plan for corrective action;

•	insurer is subject to examination, analysis and specific corrective action;

•	regulators may place insurer under regulatory control; and

•	regulators are required to place insurer under regulatory control.

Some of our U.S. Insurers , from time to time, may have risk-based capital levels that are below required levels and ~~are~~ be subject to increased regulatory scrutiny and control by their domestic insurance regulator. As of December 31, 2008, we owned a noncontrolling interest in one U.S. insurance company that was not in compliance with applicable risk-based capital levels. We view our investment in this company as not material to our Company and, consequently, we do not believe this company’s non-compliance presents material risk to our operations or our financial condition. All of our consolidated U.S. Insurers were in compliance with minimum risk-based capital levels as of December 31, 2008.

Guaranty Funds and Assigned Risk Plans.  Most states require all admitted insurance companies to participate in their respective guaranty funds that cover various claims against insolvent insurers. Solvent insurers licensed in these states are required to cover the losses paid on behalf of insolvent insurers by the guaranty funds and

38

Exhibit B

Facilities Agreement), the lenders may declare that all amounts outstanding under the Unionamerica Facilities Agreement are immediately due and payable, declare that all borrowed amounts be paid upon demand, or proceed against the security. Amounts outstanding under the Unionamerica Facilities Agreement are also subject to acceleration by the lenders in the event of a change of control of Royston, successful application by Royston or certain of its affiliates (other than us) for listing on a stock exchange, or total amounts outstanding under the facilities decreasing below $10.0 million.

The Facility A portion is repayable within three years from October 3, 2008, the date of the Unionamerica Facilities Agreement. The Facility B portion is repayable within four years from the date of the Unionamerica Facilities Agreement. The facilities contain various financial and business covenants, including limitations on dividends of restricted subsidiaries, restrictions as to the disposition of stock of restricted subsidiaries and limitations on mergers and consolidations by Royston. As at December 31, 2008, all of the covenants relating to the facilities were met.

Aggregate Contractual Obligations

The following table shows our aggregate contractual obligations by time period remaining to due date as at December 31, 2008.

			Less Than					More Than
Payments due by period:	Total		1 Year	1-3 Years		3-5 Years		5 Years
	(In millions of U.S. dollars)

Contractual Obligations
Investment commitments		$108.0	$29.4		$41.6		$31.6	$5.4
Operating lease obligations		8.2	1.9		3.5		2.1	0.7
Loan repayments — principal		389.6	—		201.2		122.5	65.9
Loan repayments — interest		75.4	20.9		45.4		8.9	0.3
Gross reserves for losses and loss adjustment expenses		2,798.3	370.6		831.6		519.9	1,076.2

	$	~~3,304.1~~ 3,379.5	$ ~~401.9~~ 422.8	$	~~1,077.9~~ 1,123.3	$	~~676.1~~ 685.0	$ ~~1,148.2~~ 1,148.5

The amounts included in gross reserves for losses and loss adjustment expenses reflect the estimated timing of expected loss payments on known claims and anticipated future claims. Both the amount and timing of cash flows are uncertain and do not have contractual payout terms. For a discussion of these uncertainties, see “— Critical Accounting Policies — Loss and Loss Adjustment Expenses” beginning on page 66.

We have an accrued liability of approximately $8.1 million for unrecognized tax benefits as of December 31, 2008. We are not able to make reasonably reliable estimates of the period in which any cash settlements that may arise with any of the respective tax authorities would be made. Therefore the liability for unrecognized tax benefits is not included in the table above.

Commitments and Contingencies

In 2006, we committed to invest up to $100.0 million in the Flowers Fund. As of December 31, 2008, the capital contributed to the Flowers Fund was $96.0 million, with the remaining commitment being approximately $4.0 million.

As at December 31, 2008, we guaranteed the obligations of two of our subsidiaries in respect of letters of credit issued on their behalf by London-based banks in the amount of £19.5 million (approximately $28.5 million) in respect of capital commitments to Lloyd’s Syndicate 2008 and insurance contract requirements of one of the subsidiaries. The guarantees will be triggered should losses incurred by the subsidiaries exceed available cash on hand resulting in the letters of credit being drawn. As at December 31, 2008, we had not recorded any liabilities associated with the guarantees.

On September 10, 2008, we made a commitment to invest an aggregate of $100.0 million in J.C. Flowers Fund III L.P., or Fund III. Our commitment may be drawn down by Fund III over approximately the next six years. As of December 31, 2008, $0.1 million of the commitment had been drawn down. Fund III is a private investment

94

Exhibit C

remainder used for acquisitions, additional investments and, in the past, for dividend payments to shareholders. We expect that our reinsurance segment will have a net use of cash from operations as total net claim settlements and operating expenses will generally be in excess of investment income earned. We expect that our consulting segment operating cash flows will generally be breakeven. We expect our operating cash flows, together with our existing capital base and cash and investments acquired on the acquisition of our insurance and reinsurance subsidiaries, to be sufficient to meet cash requirements and to operate our business. We currently do not intend to pay cash dividends on our ordinary shares.

We maintain a short duration conservative investment strategy whereby, as of December 31, 2008, 78.0% of our cash and fixed income portfolio was held with a maturity of less than one year and 93.6% had maturities of less than five years. Excluding the impact of commutations and any schemes of arrangement, should they be completed, we expect approximately 13.2% of the gross reserves to be settled within one year and approximately 61.5% of the reserves to be settled within five years. However, our strategy of commuting our liabilities has the potential to accelerate the natural payout of losses to less than five years. Therefore, the relatively short-duration investment portfolio is maintained in order to provide liquidity for commutation opportunities and preclude us from having to liquidate longer dated securities. As a result, we do not anticipate having to sell longer dated investments in order to meet future policyholder liabilities. However, if we had to sell a portion of our held-to-maturity portfolio to meet policyholder liabilities we would, at that point, amend the classification of the held-to-maturity portfolio to an available-for-sale portfolio. This reclassification would require the investment portfolio to be recorded at market value as opposed to amortized cost. As of December 31, 2008, such a reclassification would result in an insignificant increase in the value of our cash and investments, reflecting the unrealized gain position of the held-to-maturity portfolio as of December 31, 2008.

At December 31, 2008, total cash and investments were $3.49 billion, compared to $1.80 billion at December 31, 2007. The increase of $1.69 billion was due primarily to cash and investments of $2.40 billion acquired upon the acquisition of subsidiaries offset by: 1) net paid losses relating to settled claims of $174.0 million; 2) purchase costs of acquisitions, net of external financing, of $371.6 million; and 3) foreign exchange losses on cash and investments of $155.5 million.
     Reinsurance Recoverables
     Our acquired reinsurance subsidiaries use retrocessional agreements to reduce their exposure to the risk of reinsurance assumed. We remain liable to the extent that retrocessionaires do not meet their obligations under these agreements, and therefore, we evaluate and monitor concentration of credit risk. Provisions are made for amounts considered potentially uncollectable. The allowance for uncollectable reinsurance recoverable was $397.5 million and $164.6 million at December 31, 2008 and 2007, respectively.
     As of December 31, 2008 and 2007, reinsurance receivables with a carrying value of $254.2 million and $350.2 million, respectively, were associated with two Standard & Poor’s AA- rated reinsurers, which each represented 10% or more of total reinsurance balances receivable. In the event that all or any of the reinsuring companies are unable to meet their obligations under existing reinsurance agreements, we will be liable for such defaulted amounts.
     During 2008, we completed eight acquisitions of insurance companies in run-off and entered into four RITC transactions with Lloyd’s syndicates. These transactions included the acquisition of additional reinsurance balances receivable together with the related provisions for uncollectible reinsurance. The acquisition of additional reinsurance recoverables and their related allowances for uncollectible reinsurance was primarily responsible for the increase of $232.9 million in the aggregate allowance for uncollectable reinsurance recoverables as at December 31, 2008 compared to December 31, 2007. No provision for uncollectible reinsurance was made against the reinsurance recoverables of $245.2 million (2007: $350.2 million) due from two Standard & Poor’s AA- rated reinsurers. The aggregate provision for uncollectible reinsurance recoverable at December 31, 2008 amounted to approximately 49% of the total reinsurance recoverables balance, excluding balances due from the two AA- rated reinsurers and before provisions for uncollectible reinsurance, compared to approximately 59% at December 31, 2007.
     The reduction of $358.6 million in incurred but not reported (“IBNR”) losses recoverable in 2008 is largely offset by an increase of $240.8 million in 2008 in paid losses recoverable. Included within IBNR losses recoverable from reinsurers of $468.8 million and within the fair value adjustment of $(126.2) million, at December 31, 2007 was an amount of $315.7 million and $(81.4) million, respectively, due from one Standard & Poor’s AA- rated reinsurer which provided aggregate stop loss reinsurance protection to one of our insurance entities. During 2008, the insurance entity that benefited from the stop loss protection reduced its estimates of ultimate loss liabilities by $76.3 million, of which $54.6 million was ceded to the AA- rated reinsurer reducing IBNR losses recoverable by $54.6 million. Also during 2008, the insurance entity amortized its fair value adjustment, relating to the amount recoverable from the reinsurer, by $10.3 million, thereby reducing the fair value adjustment by $10.3 million. We completed the commutation of the aggregate stop loss reinsurance protection contract in December 2008, which resulted in a further reduction of IBNR losses recoverable and fair value adjustment of $261.1 million and $(71.1) million, respectively. The commutation settlement of $190.0 million, which is payable by the reinsurer over a four year period, is included in the paid losses recoverable balance of $278.1 million.

Source of Funds

We primarily generate our cash from the acquisitions we complete. These acquired cash and investment balances are classified as cash provided by investing activities.

We expect that for the reinsurance segment there will be a net use of cash from operations due to total claim settlements and operating expenses being in excess of investment income earned and that for the consulting segment operating cash flows will be breakeven. As a result, the net operating cash flows for us, to expiry, are expected to be negative as we pay out cash in claims settlements and expenses in excess of cash generated via investment income and consulting fees.

Operating

Net cash provided by our operating activities for the year ended December 31, 2008 was $157.2 million compared to $73.7 million for the year ended December 31, 2007. This increase in cash flows was attributable to net assets assumed on retro-active reinsurance contracts and purchases of trading security investments held by us, partially offset by higher general and administrative and interest expenses, for the year ended December 31, 2008 as compared to the year ended December 31, 2007.

Net cash provided by our operating activities for the year ended December 31, 2007 was $73.7 million compared to $4.2 million for the year ended December 31, 2006. This increase in cash flows was attributable mainly to reinsurance collections and the sales of trading securities, offset by higher general and administrative expenses and interest expense incurred for the year ended December 31, 2007 as compared to the same period in 2006.

91

Exhibit D

remainder used for acquisitions, additional investments and, in the past, for dividend payments to shareholders. We expect that our reinsurance segment will have a net use of cash from operations as total net claim settlements and operating expenses will generally be in excess of investment income earned. We expect that our consulting segment operating cash flows will generally be breakeven. We expect our operating cash flows, together with our existing capital base and cash and investments acquired on the acquisition of our insurance and reinsurance subsidiaries, to be sufficient to meet cash requirements and to operate our business. We currently do not intend to pay cash dividends on our ordinary shares.

We maintain a short duration conservative investment strategy whereby, as of December 31, 2008, 78.0% of our cash and fixed income portfolio was held with a maturity of less than one year and 93.6% had maturities of less than five years. Excluding the impact of commutations and any schemes of arrangement, should they be completed, we expect approximately 13.2% of the gross reserves to be settled within one year and approximately 61.5% of the reserves to be settled within five years. However, our strategy of commuting our liabilities has the potential to accelerate the natural payout of losses to less than five years. Therefore, the relatively short-duration investment portfolio is maintained in order to provide liquidity for commutation opportunities and preclude us from having to liquidate longer dated securities. As a result, we do not anticipate having to sell longer dated investments in order to meet future policyholder liabilities. However, if we had to sell a portion of our held-to-maturity portfolio to meet policyholder liabilities we would, at that point, amend the classification of the held-to-maturity portfolio to an available-for-sale portfolio. This reclassification would require the investment portfolio to be recorded at market value as opposed to amortized cost. As of December 31, 2008, such a reclassification would result in an insignificant increase in the value of our cash and investments, reflecting the unrealized gain position of the held-to-maturity portfolio as of December 31, 2008.

At December 31, 2008, total cash and investments were $3.49 billion, compared to $1.80 billion at December 31, 2007. The increase of $1.69 billion was due primarily to cash and investments of $2.40 billion acquired upon the acquisition of subsidiaries offset by: 1) net paid losses relating to settled claims of $174.0 million; 2) purchase costs of acquisitions, net of external financing, of $371.6 million; and 3) foreign exchange losses on cash and investments of $155.5 million.

Source of Funds

We primarily generate our cash from the acquisitions we complete. These acquired cash and investment balances are classified as cash provided by investing activities.

We expect that for the reinsurance segment there will be a net use of cash from operations due to total claim settlements and operating expenses being in excess of investment income earned and that for the consulting segment operating cash flows will be breakeven. As a result, the net operating cash flows for us, to expiry, are expected to be negative as we pay out cash in claims settlements and expenses in excess of cash generated via investment income and consulting fees.

Operating

Net cash provided by our operating activities for the year ended December 31, 2008 was $157.2 million as compared to $73.7 million for the year ended December 31, 2007. This increase in cash flows was attributable to net assets assumed on retro-active reinsurance contracts and ~~purchases~~ sales of trading security investments held by us, partially offset by higher general and administrative and interest expenses, for the year ended December 31, 2008 as compared to the year ended December 31, 2007. During 2008, one of our subsidiaries that has retrocessional arrangements providing for full reinsurance of all risks assumed, commuted its largest assumed liability and related retrocessional protection whereby it paid net losses of $222.0 million and reduced net IBNR by the same amount resulting in no net gain or loss to us. In order to fund the commutation settlement, sales of securities that were classified as trading securities were sold, resulting in an increase in net cash provided by operating activities. In addition, during the first quarter of 2008, we entered into four RITC transactions with Lloyd’s syndicates. As a result of entering into these RITC agreements, we acquired net assets of $353.0 million, which were included as part of operating activities.

Net cash provided by our operating activities for the year ended December 31, 2007 was $73.7 million compared to $4.2 million for the year ended December 31, 2006. This increase in cash flows was attributable mainly to reinsurance collections and the sales of trading securities, offset by higher general and administrative expenses and interest expense incurred for the year ended December 31, 2007 as compared to the same period in 2006.
     The cash provided by net movement in trading securities represented 142% of net cash provided by operating activities for the year ended December 31, 2007. The cash provided by net movement in trading securities was due to the combination of:

1)	The disposal of fixed maturity investments during the first quarter of 2007 that we had classified as trading in relation to the completion of our restructuring of the fixed maturity investments we acquired on the completion of the acquisitions of Unione and Cavell, which accounted for approximately 80% of the net movement in trading securities within operating activities.

2)	The acquisition of Inter-Ocean in February 2007. All of the investments held by Inter-Ocean are classified as trading securities and, in 2007, approximately 20% of the net movement in trading securities shown within operating activities was associated with the trading activity by Inter-Ocean.

The net movement in trading securities represented 291% of net cash provided by operating activities in 2006. The net movement was due to the disposal of securities acquired on the acquisitions of Unione and Cavell. As the companies were only acquired in late 2006, there was little activity in the portfolios in the period.

91

Exhibit E.1
(Revision to 2008 Form 10-K)

Net realized (losses) gains for the year ended December 31, 2008 and 2007 were $(1.7) million and $0.2 million, respectively. The increase in net realized losses arose primarily as a result of mark-to-market adjustments in our equity portfolio held as trading. Based on our current investment strategy, we do not expect net realized gains and losses to be significant in the foreseeable future.

Net Reduction in Loss and Loss Adjustment Expense Liabilities:

The following table shows the components of the movement in net reduction in loss and loss adjustment expense liabilities for the years ended December 31, 2008 and 2007.

~~Year Ended December 31,~~
	~~2008~~			~~2007~~
~~(in thousands of U.S. dollars)~~

~~Net Losses Paid~~	~~$~~	~~(174,013~~	~~)~~	~~$~~	~~(20,422~~	~~)~~
~~Net Change in Case and LAE Reserves~~		~~183,712~~			~~17,660~~
~~Net Change in IBNR~~		~~232,405~~			~~27,244~~

~~Net Reduction in Loss and Loss Adjustment~~
~~Expense Liabilities~~	~~$~~	~~242,104~~		~~$~~	~~24,482~~

	Year Ended December 31,
	2008	2007	2006
	(in thousands of U.S. dollars)
Net losses paid	$(174,013)	$(20,422)	$(75,293)
Net change in case reserves	144,509	19,406	37,349
Net change in IBNR	187,874	31,761	59,378

Reduction in estimates of net ultimate losses	158,370	30,745	21,434

Reduction in provisions for bad debt	39,203	(1,746)	6,296
Reduction in provisions of unallocated loss adjustment expense liabilities	69,056	22,014	15,139
Amortization of fair value adjustments	(24,525)	(26,531)	(10,942)

Net reduction in loss and loss adjustment expense liabilities	$242,104	$24,482	$31,927

Net reduction in case and LAE reserves comprises the movement during the year in specific case reserve liabilities as a result of claims settlements or changes advised to us by our policyholders and attorneys, less changes in case reserves recoverable advised by us to our reinsurers as a result of the settlement or movement of assumed claims. Net reduction in IBNR represents the change in our actuarial estimates of losses incurred but not reported.

The net reduction in loss and loss adjustment expense liabilities for 2008 of $242.1 million was attributable to a reduction in estimates of net ultimate losses of $161.4 million, a reduction in aggregate provisions for bad debt of $36.1 million (excluding $3.1 million relating to one of our entities that benefited from substantial stop loss reinsurance protection discussed below) and a reduction in estimates of loss adjustment expense liabilities of $69.1 million, relating to 2008 run-off activity, partially offset by the amortization, over the estimated payout period, of fair value adjustments relating to companies acquired amounting to $24.5 million.

The reduction in estimates of net ultimate losses of $161.4 million comprised the following:

(i) A reduction in estimates of net ultimate losses of $21.7 million in one of our insurance entities that benefited from substantial stop loss reinsurance protection. Net adverse incurred loss development relating to this entity of $21.6 million was offset by reductions in IBNR reserves of $94.8 million and reductions in provisions for bad debt of $3.1 million, resulting in a net reduction in estimates of ultimate losses of $76.3 million. The entity in question benefited, until December 18, 2008, from substantial stop loss reinsurance protection whereby $54.6 million of the net reduction in ultimate losses of $76.3 million was ceded to a single AA- rated reinsurer such that we retained a reduction in estimates of net ultimate losses relating to this entity of $21.7 million. On December 18, 2008, we commuted the stop loss reinsurance protection with the reinsurer for the receipt of $190.0 million payable by the reinsurer to us over four years together with interest compounded at 3.5% per annum. The commutation resulted in no significant financial impact to us. The net adverse incurred loss development relating to this entity of $21.6 million, whereby advised net case reserves of $25.0 million were settled for net paid losses of $46.6 million, primarily related to six commutations of assumed and ceded liabilities completed during 2008. Actuarial analysis of the remaining unsettled loss liabilities resulted in a decrease in the estimate of IBNR loss reserves of $94.8 million after consideration of the $21.6 million adverse incurred loss development during the year, and the application of the actuarial methodologies to loss data pertaining to the remaining non-commuted exposures. Of the six commutations completed for this entity, of which the three largest were completed during the three months ended December 31, 2008, one was among its top ten cedant exposures. The remaining five were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships as well as targeting significant individual cedant and reinsurer relationships.

(ii) A reduction in estimates of net ultimate losses of $139.7 million in our remaining insurance and reinsurance entities comprised net favorable incurred loss development of $24.1 million and reductions in IBNR

79

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In view of the changes in the legal and tort environment that affect the development of such claims, the uncertainties inherent in valuing asbestos and environmental claims are not likely to be resolved in the near future. Ultimate values for such claims cannot be estimated using traditional reserving techniques and there are significant uncertainties in estimating the amount of the Company’s potential losses for these claims.

There can be no assurance that the reserves established by the Company will be adequate or will not be adversely affected by the development of other latent exposures. The Company’s liability for unpaid losses and loss adjustment expenses as of December 31, 2008 and 2007 included $846.4 million and $420.0 million, respectively, that represented an estimate of its net ultimate liability for asbestos and environmental claims. The gross liability for such claims as at December 31, 2008 and 2007 was $944.0 million and $677.6 million, respectively.

Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:

	2008	2007	2006

Balance as at January 1	$1,591,449	$1,214,419	$806,559
Less reinsurance recoverables	427,964	342,160	213,399

	1,163,485	872,259	593,160
Effect of exchange rate movement	(124,989)	18,625	24,856
Incurred related to prior years	(242,104)	(24,482)	(31,927)
Paid related to prior years	(174,013)	(20,422)	(75,293)
Acquired on purchase of subsidiaries	1,408,046	317,505	361,463
Retroactive reinsurance contracts assumed	373,287	—	—

Net balance as at December 31	2,403,712	1,163,485	872,259
Plus reinsurance recoverables	394,575	427,964	342,160

Balance as at December 31	$2,798,287	$1,591,449	$1,214,419

The net reduction in loss and loss adjustment expense liabilities for the years ended December 31, 2008, 2007 and 2006 was primarily due to the following:

	 ~~2008~~			 ~~2007~~			 ~~2006~~

~~Reduction in estimates of ultimate losses~~	~~$~~	~~158,370~~		~~$~~	~~30,745~~		~~$~~	~~21,433~~
~~Reduction (increase) in provisions for bad debts~~		~~39,203~~			~~(1,746~~	~~)~~		~~6,296~~
~~Amortization of fair value adjustments~~		~~(24,525~~	~~)~~		~~(26,531~~	~~)~~		~~(10,942~~	~~)~~
~~Reduction in provisions for loss adjustment expenses~~		~~69,056~~			~~22,014~~			~~15,139~~

~~Net reduction in loss and loss adjustment expense liabilities~~	~~$~~	~~242,104~~		~~$~~	~~24,482~~		~~$~~	~~31,927~~

	Year Ended December 31,
	2008	2007	2006
	(in thousands of U.S. dollars)
Net losses paid	$(174,013)	$(20,422)	$(75,293)
Net change in case reserves	144,509	19,406	37,349
Net change in IBNR	187,874	31,761	59,378

Reduction in estimates of net ultimate losses	158,370	30,745	21,434

Reduction in provisions for bad debt	39,203	(1,746)	6,296
Reduction in provisions of unallocated loss adjustment expense liabilities	69,056	22,014	15,139
Amortization of fair value adjustments	(24,525)	(26,531)	(10,942)

Net reduction in loss and loss adjustment expense liabilities	$242,104	$24,482	$31,927

The reduction in estimates of ultimate losses in 2008, 2007 and 2006 arose from commutations and policy buy-backs, the settlement of losses in the year below carried reserves, lower than expected incurred adverse loss development and the resulting reductions in actuarial estimates of losses incurred but not reported. Based on a review during 2008 of reinsurance balances receivables and as a result of the collection of certain reinsurance receivables, against which bad debt provisions had been provided in earlier periods, the Company reduced its aggregate provisions for bad debt in 2008.

9.	LOANS PAYABLE

The Company incurred interest expense on its loan facilities of $23.4 million and $4.9 million for the years ended December 31, 2008 and 2007, respectively.

130

Exhibit E.2
(Revision to Second Quarter Form 10-Q)

The following table shows the components of the movement in the net increase in loss and loss adjustment expense liabilities for the six months ended June 30, 2009 and 2008.

~~Six Months Ended June 30,~~
	~~2009~~			~~2008~~
~~(in thousands of U.S. dollars)~~
~~Net Losses Paid~~	~~$~~	~~79,821~~		~~$~~	~~257,491~~
~~Net Change in Case and LAE Reserves~~		~~(42,202~~	~~)~~		~~(39,443~~	~~)~~
~~Net Change in IBNR~~		~~(81,691~~	~~)~~		~~(242,846~~	~~)~~

~~Net (Reduction) in Loss and Loss Adjustment Expense Liabilities~~	~~$~~	~~(44,072~~	~~)~~	~~$~~	~~(24,798~~	~~)~~

	Six Months Ended June 30,
	2009	2008
	(in thousands of U.S. dollars)
Net losses paid	$(79,821)	$(257,491)

Net change in case reserves	42,215	38,367

Net change in IBNR	94,899	241,928

Reduction in estimates of net ultimate losses	57,293	22,804
Reduction in provisions for bad debt	(13)	1,076
Reduction in provisions of unallocated loss adjustment expense liabilities	19,540	19,252

Amortization of fair value adjustments	(32,748)	(18,334)

Net reduction in loss and loss adjustment expense liabilities	$44,072	$24,798

The table below provides a reconciliation of the beginning and ending reserves for losses and loss adjustment expenses for the six months ended June 30, 2009 and June 30, 2008. Losses incurred and paid are reflected net of reinsurance recoverables.

	Six Months Ended June 30,
	2009	2008
	(in thousands of U.S. dollars)

Balance as of January 1	$2,798,287	$1,591,449
Less: Reinsurance recoverables	394,575	427,964

	2,403,712	1,163,485
Incurred Related to Prior Years	(44,072)	(24,798)
Paids Related to Prior Years	(79,821)	(257,491)
Effect of Exchange Rate Movement	66,126	40,519
Retroactive Reinsurance Contracts Assumed	48,818	394,913
Acquired on Acquisition of Subsidiaries	11,383	465,887

Net balance as at June 30	2,406,146	1,782,515
Plus: Reinsurance recoverables	375,431	529,075

Balance as at June 30	$2,781,577	$2,311,590

Salaries and Benefits:

	Six Months Ended June 30,
	2009	2008	Variance
	(in thousands of U.S. dollars)

Consulting	$17,904	$18,070	$166
Reinsurance	6,427	7,234	807

Total	$24,331	$25,304	$973

Salaries and benefits, which include expenses relating to our discretionary bonus and employee share plans, were $24.3 million and $25.3 million for the six months ended June 30, 2009 and 2008, respectively. The reduction in salaries and benefits is primarily attributable to:

(i)	a reduction in the average British pound exchange rate to U.S. dollars for the six months ended June 30, 2008 and 2009 from approximately 1.975 to 1.493, respectively. Of our total headcount as at June 30, 2009 and June 30, 2008, approximately 67% and 63%, respectively, had their salaries paid in British pounds;

(ii)	a reduction in the discretionary bonus expense for the six months ended June 30, 2009 of $0.5 million; partially offset by

(iii)	increased staff costs due to an increase in average staff numbers from 243 at June 30, 2008 to 287 as at June 30, 2009.

Expenses relating to our discretionary bonus plan will be variable and dependent on our overall profitability.

38

Exhibit F

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

remaining outstanding commitment being $99.9 million. Fund III is a private investment fund advised by J.C. Flowers & Co. LLC. J. Christopher Flowers, a member of the Company’s board of directors and one of its largest shareholders, is the founder and Managing Director of J.C. Flowers & Co. LLC. John J. Oros, the Company’s Executive Chairman and a member of its board of directors, is a Managing Director of J.C. Flowers & Co. LLC. Mr. Oros splits his time between J.C. Flowers & Co. LLC and the Company.

On January 16, 2009, the Company committed to invest approximately $8.7 million in JCF III Co-invest I L.P., in connection with its investment in certain of the operations, assets and liabilities of IndyMac Bank, F.S.B.

19.	SEGMENT INFORMATION

The determination of reportable segments is based on how senior management monitors the Company’s operations. The Company measures the results of its operations under two major business categories: consulting and reinsurance.

The Company’s consulting segment comprises the operations and financial results of those subsidiaries that provide management and consulting services, forensic claims inspections services and reinsurance collection services to third-party clients, as well as to our reinsurance segment, in return for management fees. The Company provides consulting and management services through its subsidiaries located in the United States, Bermuda and Europe to large multinational company clients with insurance and reinsurance companies and portfolios in run-off relating to risks spanning the globe. As a result, extracting and quantifying revenues attributable to certain geographic locations would be impracticable given the global nature of the business.

Consulting fees for the reinsurance segment are intercompany fees paid to the consulting segment.

	Consulting	Reinsurance	Total

2008
Consulting fees	$54,158	$(29,007)	$25,151
Net investment (loss) income	(20,248)	46,849	26,601
Net realized losses	—	(1,655)	(1,655)

	33,910	16,187	50,097

Net reduction in loss and loss adjustment expense liabilities	—	(242,104)	(242,104)
Salaries and benefits	33,196	23,074	56,270
General and administrative expenses	17,289	36,068	53,357
Interest expense	—	23,370	23,370
Net foreign exchange loss	1,167	13,819	14,986

	51,652	(145,773)	(94,121)

(Loss)/earnings before income taxes, minority interest and share of net (loss) of partly owned company	(17,742)	161,960	144,218
Income taxes	511	(47,365)	(46,854)
Minority interest	—	(50,808)	(50,808)
Share of net (loss) of partly owned company	—	(201)	(201)

(Loss)/earnings before extraordinary gain	(17,231)	63,586	46,355
Extraordinary gain	—	35,196	35,196

Net (loss) earnings	$(17,231)	$98,782	$81,551

141

Exhibit G

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Until March 18, 2009, our Compensation Committee was comprised of five independent directors, including two of our independent directors who were appointed to the Compensation Committee on February 26, 2008. Currently our committee consists of four independent directors. The Compensation Committee is responsible for establishing the philosophy and objectives of our compensation programs, designing and administering the various elements of our compensation programs and assessing the performance of our executive officers and the effectiveness of our compensation programs in achieving their objectives.

Compensation Philosophy and Objectives

We are a rapidly growing company operating in an extremely competitive and changing industry. We believe that the skill, talent, judgment and dedication of our executive officers are critical factors affecting the long-term value of our company. Therefore, our goal is to maintain an executive compensation program that will fairly compensate our executives, attract and retain qualified executives who are able to contribute to our long-term success, induce performance consistent with clearly defined corporate objectives and align our executives’ long-term interests with those of our shareholders.

We have specifically identified growth in our tangible net book value as our primary corporate objective. We believe growth in our tangible net book value is largely driven by growth in our net earnings, which is in turn partially driven by successfully completing new acquisitions. While we have not identified specific metrics or goals against which we measure the performance of our executive officers, we believe the structure of our bonus plan, as described below, induces performance consistent with our corporate objectives and aligns our executives’ long-term interests with those of our shareholders.

Role of Executive Officers and Compensation Consultant

For the fiscal year ended December 31, 2008, Mr. Silvester, our Chief Executive Officer, as the leader of our executive team, assessed the individual contribution of each member of our executive team, other than himself, and, where applicable, made a recommendation to the Compensation Committee with respect to any merit increase in salary, cash bonus and share awards under the 2006-2010 Annual Incentive Compensation Program (the “Annual Incentive Plan”). The Compensation Committee evaluated, discussed and approved these recommendations and conducted a similar evaluation of Mr. Silvester’s contributions to the Company.

Our Chief Executive Officer and Chief Financial Officer also support the Compensation Committee in its work by providing information relating to our financial plans, performance assessments of our executive officers and other personnel-related data. Mr. Harris, our Chief Financial Officer, regularly attends portions of the meetings of our Compensation Committee in connection with performing these functions.

The committee has the authority under its charter to engage the services of outside advisors, experts and others to assist it. The Compensation Committee has not, to date, engaged any third-party consultant to assist it in performing its duties, although it plans to do so in the next twelve months.

Principal Elements of Executive Compensation

Our executive compensation program currently consists of three components: base salaries, annual incentive compensation and long-term incentive compensation. There is no pre-established policy or target for the allocation of these components. Rather, the structure of our annual incentive compensation plan tends to dictate what percentage of our executives’ annual compensation is derived from their bonuses as opposed to their base salaries and the value of their perquisites. Our executives are also entitled to certain perquisites, including the payment of a housing allowance to our executives domiciled in Bermuda and certain payments made in lieu of retirement benefit contributions. The Compensation Committee considers all compensation components in total when evaluating and making decisions with respect to each individual component. In reviewing compensation to determine whether we are meeting our goal of providing competitive compensation that will attract and retain qualified executives, the Compensation Committee reviews publicly available compensation information described in the periodic filings of an informal group of other publicly traded Bermuda companies in the insurance and reinsurance industry. For the year ended December 31, 2008, the publicly available information we received was with respect to ACE Limited, Allied World Assurance Company Holdings Limited, Argo Group International Holdings Ltd., Arch Capital Group Ltd., Aspen Insurance Holdings Ltd., AXIS Capital Holdings Ltd., Endurance Specialty Holdings Ltd., Everest Re Group Ltd., IPC Holdings Ltd., Max Capital Group Ltd., Montpelier Re Holdings Ltd., PartnerRe Limited, Platinum Underwriters Holdings Ltd., Quanta Capital Holdings Ltd., RAM Holdings Ltd., RenaissanceRe Holdings Ltd. and XL Capital Ltd. The committee reviewed the compensation paid by these companies for informational and overall comparison purposes; there is no target percentile or precise position in which we aim to fall other than to generally be competitive with the compensation we offer our executives. There may be a variation in the companies we review for comparative purposes from year-to-year depending on what information becomes available to the Compensation Committee, although we anticipate referring to information available for publicly traded Bermuda companies in our industry for the foreseeable future.

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Base Salaries.  The salaries of our Chief Executive Officer and our other executive officers are established based on the scope of their responsibilities, taking into account competitive market compensation for similar positions based on publicly available, as well as anecdotal, information available to the Compensation Committee. We believe that our base salary levels are consistent with levels necessary to achieve our compensation objective, which is to maintain base salaries competitive with the market. We believe that below-market compensation could, in the long run, jeopardize our ability to retain our executive officers. Due to the competitive market for highly qualified employees in our industry and our geographic locations, we may choose to set our cash compensation levels at the higher end of the market in the future. Any base salary adjustments are expected to be based on competitive conditions, market increases in salaries, individual performance, our overall financial results and changes in job duties and responsibilities. Pursuant to the employment agreements we have with our Chief Executive Officer and our other executive officers, base salaries are also subject to cost-of-living adjustments, which provide that an increase in an executive officer’s base salary with respect to each subsequent year may not be less than the product of the executive officer’s base salary multiplied by the annual percentage increase in the retail price index for the United States, as reported in the most recent report of the U.S. Department of Labor for the preceding year. Once increased, the executive officer’s annual salary cannot be decreased without his written consent.

Effective April 1, 2008, the Compensation Committee increased the salaries of executive officers by approximately 20% in recognition that their salaries had fallen below what the committee believed were competitive levels for our market. For 2009, the committee has decided to increase base salaries by 5%, effective March 31, 2009, primarily due to what the committee believed appropriately provided for cost-of-living adjustments. The Compensation Committee also considered current market conditions and the global economic downturn and determined that an increase greater than 5% was not warranted.

Annual Incentive Compensation.  We maintain an annual incentive plan, the purpose of which is to set aside 15% of our net after-tax profits to be allocated among our executive officers and employees. The Annual Incentive Plan is designed to reward performance that is consistent with our primary corporate objective of increasing our tangible net book value through growth in our net earnings. The percentage of net after-tax profits comprising the bonus pool will be 15% unless the Compensation Committee exercises its discretion to change the percentage no later than 30 days after the last day of the calendar year.

The allocation of the Annual Incentive Plan pool among our executive officers and the other participants in the plan is the responsibility of the Compensation Committee and is based on individual performance, as determined by the Compensation Committee with significant input from our Chief Executive Officer. As stated above, after the year ended December 31, 2008, our Chief Executive Officer assessed the individual contribution of each member of our executive team (other than himself) and made a recommendation to the Compensation Committee as to the allocation of bonuses out of the bonus pool. While the bonus pool is quantified as 15% of our net after-tax profits, there are no quantitative performance objectives for the recommendation as to individual allocations, nor are specific goals or targets for the executive team established in advance.

The factors considered in evaluating individual performance traditionally have been the executive’s contribution to our operating results, including the performance of the areas over which each executive has primary responsibility. The allocations are discretionary and driven by the opinion of both the Chief Executive Officer and the Compensation Committee as to how each executive officer performed when looking back on the fiscal year. Because the bonus pool is a fixed amount driven by a pre-established financial metric, we allow for a subjective judgment in allocating the pool to the individuals. No pre-determined criteria are established or utilized to support that judgment; the Compensation Committee bases its opinion on its restrospective view of the executive’s overall contribution during the year. For the year ended December 31, 2008, we awarded each of Messrs. Silvester, O’Shea, Packer, Harris and Oros a total bonus of $1,000,000, consisting of a $750,034 cash bonus and 4,866 bonus shares with a value on the award date of $249,996. The bonus shares were awarded through the 2006 Equity Incentive Plan, as more fully described below.

Bonuses paid to executive officers under the Annual Incentive Plan increased compared to last year. This was principally due to the overall bonus pool being larger because of the increase in our net after-tax profits. For 2008, the committee agreed with the Chief Executive Officer’s recommendation that each executive officer receive an equal share of the bonus pool as each contributed equally to our performance and each was instrumental in the operating results achieved. Though not required to do so, the Chief Executive Officer has historically recommended equal bonuses be paid to executive officers under the Annual Incentive Plan. To date this has been due to his assessment that all contributed equally, and as a reward and incentive for continued cohesiveness and teamwork. The Compensation Committee has approved these equal bonuses because it determined that doing so promotes accord and a willingness to strive for favorable results in the area over which each executive has primary responsibility.

In making compensation decisions for the current fiscal year, the Compensation Committee has evaluated the Annual Incentive Plan and believes that the Annual Incentive Plan is properly aligned with the Company’s performance as a whole and does not provide incentives for our executives to take inappropriate or excessive risks in any particular year to the detriment of our long-term success, as any such detriment would negatively affect the amount of the bonus payments in future years. Furthermore, the committee believes that the bonus structure adequately addresses current market conditions, because the measure of net after-tax profits encompasses all aspects of the Company’s performance, including, among many other factors, market-sensitive areas such as the performance of our investment portfolio.

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Exhibit H

Noncontrolling Interest

	Six Months Ended June 30,
	2009	2008	Variance
	(in thousands of U.S. dollars)

Consulting	$—	$—	$—
Reinsurance	(9,837)	(24,761)	14,924

Total	$(9,837)	$(24,761)	$14,924

We recorded noncontrolling interest in earnings of $9.8 million and $24.8 million for the six months ended June 30, 2009 and 2008, respectively. The decrease for the six months ended June 30, 2009 in noncontrolling interest was due primarily to the noncontrolling interest’s share of the negative goodwill relating to the Gordian acquisition in 2008.

Liquidity and Capital Resources

On April 4, 2009, we repaid AU$80.7 million (approximately $56.7 million) of the outstanding principal of the Facility A commitment pursuant to the Cumberland Loan Facility. As at June 30, 2009, the outstanding loan balance related to the Cumberland Loan Facility was AU$147.9 million (approximately $119.2 million).

On June 29, 2009, we received approval from the Australian regulators to release a further AU$123.9 million bringing the total approved and unpaid releases to AU$149.7 million. We expect the distributions to be made in the third quarter of 2009. In accordance with the terms of the Cumberland Loan Facility, 50% of the total distributions will be used to pay down the Cumberland Loan Facility.

Other than this repayment, there have been no material changes to our liquidity position or capital resource requirements since December 31, 2008. For more information refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” included in Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 5, 2009.

On December 30, 2008, in connection with the Unionamerica Holdings Limited acquisition, Royston Run-off Limited, or Royston, borrowed the full amount of $184.6 million available under a term facilities agreement, or the Unionamerica Facilities Agreement, with National Australia Bank Limited, or NABL. Of that amount, Royston borrowed $152.6 million under Facility A and $32.0 million under Facility B. The loans are secured by a lien covering all of the assets of Royston. We provided a guarantee of all of Royston’s obligations under the facilities agreement. The Facility A portion is repayable within three years from October 3, 2008, the date of the Unionamerica Facilities Agreement. The Facility B portion is repayable within four years from the date of the Unionamerica Facilities Agreement. The Flowers Fund has a 30% non-voting equity interest in Royston Holdings Ltd., the direct parent company of Royston.

On August 4, 2009, Royston entered into an amended and restated term facility agreement pursuant to which: (1) NABL’s participation in the original $184.6 million facility was reduced from 100% to 50%, with Barclays Bank PLC providing the remaining 50%; (2) the guarantee provided by us of all of the obligations of Royston under the Unionamerica Facilities Agreement was terminated; and (3) the interest rate on the Facility A portion was reduced from LIBOR plus 3.50% to LIBOR plus 2.75% and the interest rate on the Facility B portion was reduced from LIBOR plus 4.00% to LIBOR plus 3.25%.

With respect to the six-month periods ended June 30, 2009 and 2008, net cash provided by our operating activities was $29.1 million and $334.3 million, respectively. The decrease in cash flows was primarily attributable to a decrease in the net assets assumed on retroactive reinsurance contracts during the six-months ended June 30, 2009. During the six months ended June 30, 2009 and June 30, 2008, we entered into one and four RITC transactions with Lloyd’s syndicates, respectively. As a result of entering into these RITC agreements for the six months ended June 30, 2009 and June 30, 2008, net liabilities of $8.3 million and $353.0 million, respectively, were included as part of operating activities. This decrease was partially offset by an increase for the six months ended June 30, 2009 in net earnings, before extraordinary gain, of $32.8 million.

Net cash used in investing activities for the six-month periods ended June 30, 2009 and 2008 was $312.2 million and $196.8 million, respectively. The decrease in the cash flows was primarily due to an increase in net purchases of investments partially offset by an increase in cash provided by the sales and maturities of available-for-sale securities.

Net cash (used in) provided by financing activities for the six month periods ended June 30, 2009 and 2008 was $(74.5) million and $334.0 million, respectively. The decrease in cash flows was primarily attributable to the receipt

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